UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 01 )*

NUVEEN AMT-FREE QUALITY MUNICIPAL INCOME FUND

(Name of Issuer)

PREFERRED SHARES

(Title of Class of Securities)

670657824, 670657758

(CUSIP Number)

Bank of America Corporation,  Bank of America Corporate Center,  100 N. Tryon Street  Charlotte,  North Carolina  28255

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 18, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BANK OF AMERICA CORP /DE/ 56-0906609

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,285

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,285

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,285

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.48%

14	TYPE OF REPORTING PERSON
HC

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Banc of America Preferred Funding Corporation 75-2939570

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,285

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,285

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,285

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.48%

14	TYPE OF REPORTING PERSON
CO

Item 1.	Security and Issuer

This Amendment No. 1 (this "Amendment") amends, as set forth below, the statement on Schedule 13D, dated February 8, 2018 and filed with the SEC on February 20, 2018 (the "Original Schedule 13D"), for Bank of America Corporation ("BAC") and Banc of America Preferred Funding Corporation ("BAPFC") (collectively, the "Reporting Persons") with respect to the adjustable rate munifund term preferred shares ("AMTP Shares") and munifund preferred shares ("MFP Shares") of Nuveen AMT-Free Quality Municipal Income Fund (the "Issuer").

This Amendment is being filed as a result of the (i) reorganization of Nuveen North Carolina Quality Municipal Income Fund ("NNC") into the Issuer on November 18, 2019 (the "Merger") pursuant to which BAPFC exchanged its 1,435 AMTP Shares, Series 2028, of NNC (CUSIP No. 67060P860) for an equal number of AMTP Shares, Series 2028, of the Issuer (CUSIP No. 670657758) and (ii) to report a change in the Reporting Persons' ownership percentage of the Issuer as a result of the Merger and the issuance of additional preferred shares of the Issuer (the “Issuance”).

Item 2.	Identity and Background

(a)	Item 2 of the Original Schedule 13D is hereby amended by deleting Schedule I and Schedule II referenced therein and replacing them with Schedule I and Schedule II included with this Amendment.

(b)

(c)

(d)

(e)

(f)

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended by adding the following paragraph at the end thereof:

"In connection with the Merger of NNC into the Issuer, BAPFC exchanged its 1,435 AMTP Shares, Series 2028, of NNC (CUSIP No. 67060P860) for an equal number of AMTP Shares, Series 2028, of the Issuer (CUSIP No. 670657758)."

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended by adding the following paragraph at the end thereof:

"In connection with the Merger of NNC into the Issuer, BAPFC exchanged its NNC AMTP Shares, Series 2028, for an equal number of AMTP Shares, Series 2028, of the Issuer pursuant to a Purchase Agreement dated November 18, 2019."

"As a result of the Issuance, the Reporting Persons no longer own more than 5% of the class of securities of the Issuer."

(a)

(b)

(c)

(d)

(e)

(f)

(g)

(h)

(i)

(j)

Item 5.	Interest in Securities of the Issuer

(a)	The responses of the Reporting Persons to Rows (7) through (11) of the cover pages of this Statement are incorporated herein by reference.

(b)	The responses of the Reporting Persons to Rows (7) through (11) of the cover pages of this Statement are incorporated herein by reference.

(c)	The responses of the Reporting Persons in Item 3 and Item 4 are incorporated herein by reference.

Transaction Date	Shares or Units Purchased (Sold)	Price Per Share or Unit

(d)
No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, AMTP Shares and MFP Shares that may be deemed to be beneficially owned by the Reporting Persons.

(e)	As a result of the Issuance, the Reporting Persons ceased to be the beneficial owner of more than five percent of the class of securities "

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended by adding the following at the end of the first paragraph thereof:

"The voting and consent rights on the 1,435 AMTP Shares acquired in connection with in the Merger will be subject to the Voting Trust and will be treated in the same manner as the MFP Shares previously described in this Item 6."

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended by deleting Exhibit 99.1 and Exhibit 99.2 thereto and the insertion of the following exhibits:

"Exhibit Description of Exhibit

99.1 Joint Filing Agreement

99.2 Power of Attorney

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BANK OF AMERICA CORPORATION

November 20, 2019	By:	/s/ Ally Pecarro
Attorney-in-fact

BANC OF AMERICA PREFERRED FUNDING CORPORATION

November 20, 2019	By:	/s/ Michael Jentis
Authorized Signatory

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes: LIST OF EXHIBITS

Exhibit Description of Exhibit

99.1 Joint Filing Agreement

99.2 Power of Attorney

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)